UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sparton Corporation

File No. 1-1000 - CF#36765

     Sparton Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 14, 2018.

     Based on representations by Sparton Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.30	through September 30, 2020
Exhibit 10.31	through September 30, 2020
Exhibit 10.32	through September 30, 2020
Exhibit 10.33	through September 30, 2020

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary